

UNITED
SECURITIES AND EXC
Washington,

10030988



RECEIVED
MAY 1 2 2010
193

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

8-65281

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ADVISORS UNLIMITED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

456 W O'BRIEN DR, STE 103
(No. and Street)

HAGATNA, GUAM 96910
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FLORENCE MARTINEZ (671) 477-2848
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BURGER & COMER, P.C.
(Name – *if individual, state last, first, middle name*)

P.O. BOX 504053, SAIPAN, MP 96950
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 5/13

OATH OR AFFIRMATION

I, FLORENCE MARTINEZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ADVISORS UNLIMITED, as of DECEMBER 31, 20-09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

VICE PRESIDENT

Title



Notary Public

JENNIFER C. BAUTISTA
NOTARY PUBLIC
In and for Guam, U.S.A.
My Commission Expires: Oct. 05, 2013
P. O. Box 326178 Hagatna, Guam 96932

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BURGER & COMER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

ADVISORS UNLIMITED
(a Guam Corporation)

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2009

WITH INDEPENDENT AUDITORS' REPORT THEREON

Hengi Plaza, Suite 104, 278 South Marine Corps Drive Tamuning, Guam 96913

ADVISORS UNLIMITED

Financial Statements and Other Financial Information

Year ended December 31, 2009

Contents

Burger & Comer, P.C.

Tamuning, Guam USA

February 24, 2010

BURGER & COMER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Advisors Unlimited:

We have audited the accompanying statement of financial condition of Advisors Unlimited as of December 31, 2009 and the related statement of operations, statement of changes in stockholders' equity, and statement of cash flows for the year then ended. These financial statements are the responsibility of Advisors Unlimited's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements of Advisors Unlimited referred to above present fairly, in all material respects, the financial position of Advisors Unlimited as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of computation of net capital, aggregate indebtedness, basic net capital requirement, net capital reconciliation with Focus Report, and communication of reportable conditions to the Board of Directors as of and for the year ended December 31, 2009, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information.

Burger & Comer, P.C.

Burger & Comer, P.C.
Tamuning, Guam
February 24, 2010

P.O. Box 504053, Saipan, MP 96950 • Phone: (670) 235-8722/8723 • Fax: (670) 235-6905
http://www.saipancpa.com

ADVISORS UNLIMITED
(a Guam Corporation)

Statement of Financial Condition

December 31, 2009

ASSETS	
Cash and cash equivalents	$ 12,421
Accounts receivable	27,004
Prepaid expenses	3,575
Property and equipment, net of accumulated depreciation	10,966
Total assets	$ 53,966
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable	4,806
Gross receipts tax payable	1,166
Total liabilities	5,972
Commitments and contingencies	
Stockholders' equity:	
Common stock, $1 par value. 100,000 shares authorized, 20,000 issued and outstanding	20,000
Additional paid-in capital	5,000
Retained earnings	22,994
Total stockholders' equity	47,994
Total liabilities and stockholders' equity	$ 53,966

See accompanying notes to financial statements and auditors' report.

ADVISORS UNLIMITED
(a Guam Corporation)

Statement of Operations

Year ended December 31, 2009

Revenue:	
Advisory fees	$ 107,252
Commission income	71,962
Other	17
Total revenues	179,231
Operating expenses:	
Commissions	74,000
Wages	22,993
Software lease	15,100
Rent	14,400
Office expenses	13,063
Licenses, fees, and sundry taxes	11,064
Legal and professional fees	11,015
Utilities	8,438
Depreciation and amortization	3,879
Insurance	3,252
Repairs and maintenance	3,193
Dues and subscriptions	1,437
Meals and entertainment	1,057
Retirement plan contribution	710
Advertising and promotion	479
Miscellaneous	619
Total operating expenses	184,699
Operating and net loss	$ (5,468)

See accompanying notes to financial statements and auditors' report.

ADVISORS UNLIMITED
(a Guam corporation)

Statement of Changes in Stockholders' Equity

December 31, 2009

Beginning balance January 1, 2009	$ 53,462
Net loss	(5,468)
Ending balance December 31, 2009	$ 47,994

See accompanying notes to financial statements and auditors' report.

ADVISORS UNLIMITED
(a Guam Corporation)

Statement of Cash Flows

Year ended December 31, 2009

Cash flows from operating activities:	
Net loss	$ (5,468)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities	
Depreciation and amortization	3,879
Changes in assets and liabilities:	
Accounts receivable	(1,101
Prepaid expenses	(67)
Accounts payable	4,136)
Gross receipts tax payable	28
Net cash provided by (used in) operating activities	1,407)
Net increase in cash	1,407
Cash at beginning of year	11,014
Cash at end of year	$ 12,421

See accompanying notes to financial statements and auditors' report.

ADVISORS UNLIMITED
(a Guam Corporation)

Notes to Financial Statements

December 31, 2009

1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Advisors Unlimited was incorporated under the laws of Guam on November 15, 2000. The Corporation's primary purpose is to conduct business as a general brokerage and financial advising firm.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For the purposes of the balance sheet and the statement of cash flows, cash is defined as cash on hand, money market accounts, and on deposit with banks. Advisors Unlimited had approximately $11,000 of deposits insured through the Federal Deposit Insurance Corporation (FDIC) as of December 31, 2009.

Accounts Receivable

Accounts receivable primarily represent management and consulting fees due for financial and investment advisory services.

Revenue Recognition

Revenue, which consists of management and consulting fees for financial and investment advisory services, is recognized as it is performed.

Property and Equipment

Property, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation of property and equipment, and amortization of leasehold improvements, which is included in depreciation expense, is based on the straight line method.

ADVISORS UNLIMITED
(a Guam Corporation)

Notes to Financial Statements, continued

December 31, 2009

1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Income Taxes

The Company, with the consent of its stockholders, have elected under the Internal Revenue Code to be an "S" Corporation beginning January 1, 2007. In lieu of corporation income tax, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Guam income tax has been included in the financial statements in 2009

Advertising

Website advertisement fees and media advertisement, such as newspaper and magazines, are expensed as they are incurred. Advertising expenses amounted to $479 in 2009.

2) PROPERTY AND EQUIPMENT

A summary of property and equipment as of December 31, 2009 follows:

	2009
Furniture and equipment	$ 34,487
Leasehold improvements	721
	35,208
Less accumulated depreciation	(24,242)
Property and equipment, net	$ 10,966

3) MAJOR SOURCE OF REVENUE

Five multinational brokerage firms account for 70% of the Company's total revenues for 2009.

4) COMMITMENTS

The Company leases its office space under a lease agreement expiring in December 2012. Monthly rental payments are $1,200 and the expense for 2009 was $14,400.

Future rental payments are as follows:

Years ending December 31 –	
2010	$ 14,400
2011	14,400
2012	14,400
	$ 43,200

5) EMPLOYEE BENEFIT PLAN

Effective January 2008, the Company established a SIMPLE IRA for all of its eligible employees. The Company makes matching contributions equal to the employees' salary reduction contributions up to a limit of 3% of the compensation for the year. The Company contributed $710 in matching contributions to the plan during the year ended December 31, 2009.

6) SUBSEQUENT EVENTS

In preparing the accompanying financial statements and these footnotes, management has evaluated subsequent events through February 24, 2010, which is the date the financial statements were available to be issued. There were no such events requiring disclosure.

ADVISORS UNLIMITED
(a Guam corporation)

Computation of Net Capital

December 31, 2009

Total ownership equity qualified for net capital	$ 47,994
Deductions and/or charges:	
Nonallowable assets from statement of financial condition	41,540
Net capital before haircuts on securities positions	6,454
Haircuts on securities	-
Net capital	$ 6,454

ADVISORS UNLIMITED
(a Guam corporation)

Computation of Aggregate Indebtedness

December 31, 2009

Total aggregate indebtedness	$ 5,972
Net capital	$ 6,454
Percentage of aggregate indebtedness to net capital	12%

ADVISORS UNLIMITED
(a Guam corporation)

Computation of Basic Net Capital Requirement

December 31, 2009

Minimum net capital required (6 and 2/3 percent of aggregate indebtedness)	$ 398
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	$ 5,000
Net capital requirement	$ 5,000
Net capital	$ 6,454
Excess net capital	$ 1,454
Excess net capital at 1000%	
Net capital	6,454
Less: 10% of aggregate indebtedness	597
Excess net capital at 1000%	$ 5,857

ADVISORS UNLIMITED
(a Guam corporation)

Computation of Net Capital

Reconciliation with Focus Report Form X-17A-5

December 31, 2009

	Per Audit	Per Forms Report	Difference
Total ownership equity qualified for net capital	$ 47,994	52,394	4,800
Deductions and/or charges:			
Nonallowable assets from statement of financial condition	41,540	41,540	-
Net capital before haircuts on securities positions	6,454	10,854	4,400
Haircuts on securities	-	-	-
Net capital	$ 6,454	10,854	4,400

The difference in reported ownership equity qualified for net capital is the net effect of audit adjustments which were not reflected in the Focus Report at the time of preparation.

The difference in nonallowable assets from the statement of financial condition is the net effect of audit adjustments and allowable assets which were not included in the Focus Report at the time of preparation.

The Board of Directors
Advisors Unlimited

Ladies and Gentlemen:

In planning and performing our audit of the financial statements of Advisors Unlimited (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BURGER & COMER, P.C.

Tamuning, Guam
February 24, 2010

ADVISORS UNLIMITED
(a Guam Corporation)

Schedule II

Determination of Reserve Requirements

Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2009

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(1).

See accompanying notes to financial statements and auditors' report.

ADVISORS UNLIMITED
(a Guam Corporation)

Schedule III

Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2009

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(1) exemptive provision.

See accompanying notes to financial statements and auditors' report.

February 24, 2010

The Board of Directors
Advisors Unlimited

Ladies and Gentlemen:

In planning and performing our audit of the financial statements of Advisors Unlimited for the year ended December 31, 2009, on which we have issued our report dated February 24, 2010, we considered its system of internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. We noted no matters involving the system of internal control and its operation that we consider to be reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of internal control that, in our judgment, could adversely affect the organization's ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements.

This report is intended solely for the information and use of the Board of Directors, management, FINRA, and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

BURGER & COMER, P.C.
Tamuning, Guam USA